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                                                                      EXHIBIT 12

                                 PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES



                                              For the Three
                                               Months Ended                  For the Years Ended
                                                March 31,                        December 31,
                                              -----------------------------------------------------------------
                                              2005     2004     2004    2003      2002       2001         2000
                                              -----------------------------------------------------------------
                                                                   (Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations      $453     $451   $1,167  $1,316       $659     $1,139     $1,279
Loss(Income) from Equity Investees, Net of
Distributions                                    (2)       9       78      60         (2)       (59)       (16)
Fixed Charges                                   247      259      988     970        946        876        726
Capitalized Interest (B)                        (26)     (32)    (110)   (116)      (104)       (74)       (33)
Preferred Securities Dividends Requirements
of Subsidiaries                                  (2)      (2)      (6)     (6)        (6)        (8)       (14)
                                              -----------------------------------------------------------------
Total Earnings                                 $670     $685   $2,117  $2,224     $1,493     $1,874     $1,942
                                              =================================================================

Fixed Charges as Defined in
Regulation S-K (C)

Interest Expense                               $242     $255     $974    $956       $926       $852       $698
Interest Factor in Rentals                        3        2        8       8         14         16         14
Preferred Securities Dividends Requirements
of Subsidiaries                                   2        2        6       6          6          8         14
                                              -----------------------------------------------------------------
Total Fixed Charges                            $247     $259     $988    $970       $946       $876       $726
                                              =================================================================

Ratio of Earnings to Fixed Charges             2.71     2.64     2.14    2.29       1.58       2.14       2.67
                                              =================================================================
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(A)  The term "earnings" shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)  Capitalized Interest excludes AFUDC for PSE&G.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividends requirements of majority-owned subsidiaries stated on a pre-tax level.